

September 20, 2011

Via E-mail
Stephen H. Fraser
President and Chief Executive Officer
Horizon Lines, Inc.
4064 Colony Road
Suite 200
Charlotte, NC 28211

> **Re:** **Horizon Lines, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 19, 2011**
> **File No. 333-176520**
> **Schedule TO-I/A**
> **Filed September 19, 2011**
> **File No. 5-81081**
> **Written Communications Pursuant to Rule 425**
> **Filed September 16 and 20, 2011**
> **File No. 1-32627**

Dear Mr. Fraser:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I/A

General

1. We refer to your response to comment 2 in your letter dated September 19, 2011. Please supplementally confirm whether all 4.25% senior convertible noteholders were represented by the informal committee such that there could be reasonable assurance that all noteholders obtained the tender offer materials and amendments thereto. If less than the total number of noteholders were represented by the committee, advise us of why the

company believes it has properly distributed the offer materials to all noteholders who are eligible to participate in the offer given what appears to be (i) reliance on DTC to send the offer materials and (ii) a less than complete distribution to some but not all noteholders based on contact information provided from the informal committee.

2. We await your response to prior comment 4 and prior comment 6. Please allow the staff appropriate time to consider your amended filings and any requests for relief.

Written Communications filed pursuant to Rule 425

3. We reissue prior comment 7 of our letter dated September 7, 2011. Please remove all references to the safe harbor protections of the Private Securities Litigation Reform Act as they do not apply to statements made in connection with the tender offer. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to the tender offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable Securities and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3757 with any other questions.

Sincerely,

Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Christian Nagler, Esq.
         Jason Zachary, Esq.
         Kirkland & Ellis LLP